February 19, 2019

Andrei Stoukan
Chief Executive Officer
United Express Inc.
4345 W. Post Road
Las Vegas, NV 89118

       Re: United Express Inc.
           Amendment No. 6 to Registration Statement on Form S-1
           Filed February 14, 2019
           File No. 333-227194

Dear Mr. Stoukan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2019 letter.

Form S-1/A filed on February 14, 2019

Financial Statements for the period ended September 30, 2018, page F-11

1. We note that you have updated your unaudited financial statements through the period ended December 31, 2018. Please remove the interim financial statements for the period ended September 30, 2018 located in pages F-12 through F-19.
Unaudited Financial Statements for the Period Ended December 31, 2018, page
F-21

2. Please revise to reflect unaudited Statements of Operations and Cash Flows for the six
       month periods ended December 31, 2018 and 2017, not for the period from July 1, 2017 through June 30, 2018.
 Andrei Stoukan
United Express Inc.
February 19, 2019
Page 2

       You may contact Effie Simpson at 202-551-3346 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAndrei Stoukan                           Sincerely,
Comapany NameUnited Express Inc.
                                                           Division of
Corporation Finance
February 19, 2019 Page 2                                   Office of
Transportation and Leisure
FirstName LastName